September 9, 2005

Mr. Kenneth V. Huseman
President
Basic Energy Services, Inc.
400 W. Illinois, Suite 800
Midland, Texas 79701

      Re:	Basic Energy Services, Inc.
      	Registration Statement on Form S-1
      Filed August 12, 2005
      File No. 333-127517

Dear Mr. Huseman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

2. We will need time to review all new disclosure, including any additional proposed artwork or graphics, prior to completing our examination. Similarly, we will need time to review all omitted exhibits, including the opinion of counsel. To expedite the review process, please provide all this information and all these documents promptly. We may have additional comments.

3. Please provide the estimated per share price range of the offering or advise us of the proposed price range. You will need to include a definitive price range prior to effectiveness.

4. Provide current and updated disclosure with each amendment.
For
example, update the status of your pending application with the New
York Stock Exchange. Also, provide updated accountants` consents with each amendment.

Cautionary Note Regarding Industry and Market Data, page i

5. You are responsible for the accuracy and completeness of all disclosure that appears in your filings with the Commission. If you retain the references to your sources, move this information so that it does not precede the summary and risk factor sections, and revise it to eliminate any suggestion that the disclosure that appears in your document may be unreliable or another party`s responsibility. Also make clear that you believe all disclosure that appears in your document is accurate and reliable.

Prospectus Summary, page 1

6. Revise to provide a concise and balanced summary of the material information you disclose elsewhere. For example, ensure that you balance the positive aspects of your business with a discussion of the risks and limitations that could harm your business or inhibit your strategic plans.

7. In the summary and elsewhere, you make the following and similar subjective claims:

* You have a market "leadership" position;
* your rig fleet is "among the most modern" in the industry;
* your operations are located in the "most attractive" U.S. well services markets;
* you enjoy a "competitive advantage" (page 61);
* you provide "among the largest" well site construction services
(page 65);
* you enjoy "brand recognition" and a "leadership position" in your core operating areas; and
* you have been a "leading consolidator" in the domestic land-based well services industry.

Where practicable, replace such language with quantifiable data based on objective sources. Define in context subjective terms, including what it means to be a "leader" in each case. Unless you can provide us with objective support for these types of claims, please revise accordingly.



8. Also ensure that your disclosure is balanced, as the prior comment
noted. For example, if you rank a distant third behind your two largest competitors in terms of market share, ensure that this point is not omitted.  And explain your basis for the assertion at page
3
that only 62% of your competitors` rig fleets is active and available.

Risk Factors, page 11

9. Revise or delete the second and third italicized sentences to eliminate the suggestion that you have not included all material risks.

10. All risk factors should be no longer than one or two short paragraphs. Identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail.  Many of your risk factors are too detailed, for example
"Our
indebtedness could restrict our operations...."  Where you discuss multiple risks under one caption, break the discussion into separate factors and include appropriate captions for each.

11. In a number of places in the risk factor section you use phrases such as "materially and adversely affect" or "negatively affect." In each case, concisely identify the specific adverse effects. Also, rather than indicating that you give "no assurance of" or "cannot predict" a particular outcome, revise to state the risk plainly and directly.

12. Eliminate language that tends to mitigate the risk you discuss.
Examples include clauses that begin "although" or "while," the first two sentences in the third paragraph under "Our auditors have previously identified," the third and fourth sentences under "Our success depends on key members" and the first sentence on page 15. Instead, focus on the underlying risk and the harm that could result.
You may provide other details later in your document.

13. We note that one of your selling stockholders owns a majority of the shares of your outstanding common stock and is also an affiliate of Credit Suisse First Boston, one of the underwriters of this offering. Advise us of the consideration given to adding a risk factor addressing possible conflicts of interest that may arise from this affiliation. For example, an affiliate of an underwriter participating in this offering may receive a portion of the net proceeds of this offering or may receive payments in connection with transactions related to this offering. Also, in this risk factor, please identify Goldman, Sachs & Co. as your qualified independent underwriter.

Our auditors have previously identified material weaknesses...., page
12

14. Disclose in greater detail the nature of the material weaknesses identified in your disclosure. Expand your disclosures addressing what specific steps the company has taken, if any, to remediate each weakness and disclose whether the company believes that the material weakness still exists at the end of the latest period covered in your filing. If practicable, disclose a time frame for when you expect the material weaknesses to be fully remedied.

Risks Related to this Offering, page 17

15. Advise us of the consideration given to including a risk factor explaining that a majority of the proceeds from this offering will be used to repay debt and therefore you do not expect to have proceeds to expand or invest in your business.

Use of Proceeds, page 23

16. Disclose in necessary detail how you intend to use the "remainder" and quantify the amount the remainder represents. The reference to
"general corporate purposes" is too vague. Use tabular disclosure if it would assist in the presentation of the intended uses.

17. We note you indicate that your offering, in part, may be used for general corporate purposes, which may include cash payments made in connection with acquisitions. Please clarify whether you are referring to pending acquisitions or previously acquired businesses. In the case of the former, please describe the significance and general terms of the business to be acquired.

Selected Historical Financial Data, page 27

18. It is unclear whether or not your non-GAAP financial measure, Adjusted EBITDA, also presented elsewhere in your filing, is a performance measure that excludes recurring charges or is a liquidity measure which excludes charges or liabilities which may be settled in cash. Accordingly it appears that you need to remove your disclosure of this measure. Refer to Item 10(e)1.ii.(A)-(B) of Regulation S-K and
Question 8 to the Frequently Asked Questions Regarding the Use of
Non-
GAAP Financial Measures located at
http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm).

Management`s Discussion and Analysis..., page 30

Management`s Overview, page 30

19. Consider revising your overview to identify the material opportunities, challenges and risks on which management is most focused, both on a short and long-term basis. Please refer to FRC
501.12 and Release No. 34-48960 for additional guidance.



20. We note your use of operating margin metrics and ratios both under your Operating Data caption on page 10, and Segment Overview caption beginning on 32. Expand your disclosure to explain how you calculated the operating margin and how it differs from operating income. Compare and contrast these measures with the most directly comparable GAAP measure and provide all the disclosures necessary under Item 10(e) of
Regulation S-K.

Liquidity and Capital Resources, page 47

Table of Contractual Obligations, page 48

21. We note you have several employment agreements with various officers and directors although it is unclear whether you have included these obligations in your tabular presentation. Please tell us in what line caption you have presented these obligations in your table or modify your table to include these obligations.

Other Debt, page 50

22. Revise to quantify the aggregate amount of this debt, if material.

Business, page 53

Legal Proceedings, page 69

23. Quantify the damages sought in the litigation brought by David Hudson, Jr. et al.

Management, page 70

24. Revise the biographical sketches as necessary to eliminate any gaps or ambiguities regarding time in the five year periods.
Examples
include the sketches you provide for Messrs. Webster, Krenek, Chiles,
Fulton and Wommack.

Employment Agreements, page 79

25. Explain why Mr. Huseman received a bonus of $500,000 in 2004, when his new employment agreement appears to contemplate a limit of $325,000 for the bonus, and the prior agreement had a lower ceiling.

Certain Relationships and Related Party Transactions, page 81

26. Add a risk factor addressing the potential conflict of interest that may arise due to Mr. Steven Webster`s responsibilities to Avista and his duties as Chairman of your Board of Directors, or explain why you believe this is unnecessary.



27. Disclose whether the transactions you list were on terms at least as favorable to you as could have been obtained from unaffiliated third parties as a result of arm`s length negotiations. Also explain going forward how you intend to address those transactions involving potential conflicts of interest, including those with Mr. Webster.

Principal and Selling Stockholders, page 82

28. Please disclose the natural persons who exercise voting control or are able to dispose of the securities to be offered for resale. For example, you do not list a natural person for the shares held by First
Reserve Fund VIII, L.P.  See Exchange Act Rule 13d-3;
Interpretation
I.60 of the July 1997 manual of publicly available CF telephone interpretations; and interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

29. Advise us whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If a registered broker-dealer, identify the selling shareholder as an underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services. If any selling shareholder is an affiliate of a registered broker-dealer, confirm to us that the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the selling shareholder as an underwriter. We may have additional comments.

Description of Capital Stock, page 85

30. Revise to describe in the prospectus the transactions in which the selling shareholders received the warrants and shares of your common stock. See Item 507 of Regulation S-K. Also reconcile the selling shareholder table with the disclosure in Item 15.

Underwriting, page 95

31. Rather than referring to "among" the factors to be considered, identify all material factors that will be used to determine the initial public offering price.

32. Please clarify whether your underwriters will engage in an electronic offer, sale or distribution of the shares. If so, please describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing. Consult
Release Nos. 33-7233 and 33-7289 for guidance.

Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the
Securities Act.  In particular, address:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers;
* how offers and final confirmations will be made; and
* the funding of an account and payment of the purchase price.

We may comment further.

33. Please clarify whether a prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. If so, identify the underwriters and the websites. If agreements exist outlining these arrangements, provide us a copy of such agreements and describe their material terms. Provide us with copies of all information concerning your company or prospectus that has appeared or will appear on their websites. If you subsequently enter into any arrangements with a third party to host or access your preliminary prospectus on the Internet, promptly supplement your response. We may comment further.

34. We note that you will conduct a directed share program.
Therefore, please provide the following information:

(a) Tell us on a supplemental basis the approximate percentage of common stock and dollar value you plan to offer in this program.

(b) Explain the types and number of parties that will be able to participate in the program, including identifying whether any of these parties are venture capital firms.

(c) Provide description of the Directed Share Program and the mechanics of the offering.

(d) Specify the party or parties that will administer the program.

(e) Ensure that your beneficial ownership disclosure includes any shares of common stock that may be acquired within 60 days.

(f) Discuss whether the program requires any related party transaction disclosure under Item 404 of Regulation S-K.

(g) Detail the timing and nature of any communications with directed share participants that have occurred or that you plan to make.

(h) Provide us with all materials sent and that you plan to send to potential direct share participants.

(i) Describe in adequate detail any account funding requirements.

      We may issue additional comments.

Basic Energy Services, Inc. Financial Statements, F1-2

General

35. Please provide us with the comprehensive significance analysis relating to your business acquisitions for all years presented that you used to determine the financial statements and number of periods required to comply with Rule 3-05 of Regulation S-X. In the event you believe that certain acquisitions were asset purchases please demonstrate how you considered and applied Rule 11-01(d) of Regulation
S-X and EITF 98-3 in your determination on a case by case basis. Please disclose and characterize any purchases of assets separately from that of your business combinations.

36. We note that you have excluded certain business acquisitions from being included in disclosures required by paragraphs 51-54 of SFAS
141. Please demonstrate how you concluded this literature would not apply to these acquisitions individually and in the aggregate and provide us with your evaluation of materiality. Refer to SAB Topic 1:M. As part of your evaluation clearly quantify and describe how you considered your business acquisitions in relation to historical net income or loss.

37. Please update the financial statements in the filing as required by Rule 3-12 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F1-

38. We note that your auditors have not issued an audit report for the historical financial statements of Basic Energy Services, Inc.
Please
include a signed and dated audit report in your next amendment as required by Rule 2-02(a)(2) of Regulation S-X.

Income Statement, page F1-3

39. Please revise your statement of operations to include gains and losses from disposal of assets as a component of operating income. Refer to SAB Topic 13, footnote 68.

Note 2, Summary of Significant Accounting Policies, page F1-6

Organization and Restructuring, F1-6

40. Please expand your disclosures to provide an understanding of when your organization was formed and describe the type and number of shares of New Basic exchanged for the common and preferred stock of
Historical Basic.

Principles of Consolidation, page F1-6

41. Please expand your disclosures to indicate the specific voting percentage and control criteria management uses to determine whether to consolidate a less than wholly owned subsidiary.

Derivative Instruments and Hedging Activities, page F1-12

42. Disclose how you account for the ineffective portion of your cash flow hedges and where the related amounts are reflected in your financial statements.

Note 8, Manadatorily Redeemable Preferred Stock and Stockholders`
Equity, F1-27

43. Please expand your disclosure to clarify whether the entire discount associated with the warrants issued with your Series A Preferred Stock was accreted on or before October 3, 2003. Indicate to us whether the Series A Preferred Stock had an embedded conversion feature and explain why the Series A shareholders were willing to forego the future cash redemption value.

Note 11, EBITDA Contingent Warrants, page F1-31

44. We note your disclosure in which you issued 1,149,705 contingent warrants on December 21, 2000 and on August 23, 2001. It appears that you have valued the warrants, designated as dividends, on the date of issuance although the actual declaration of the dividend was contingent on future events. Please demonstrate how your accounting is appropriate since stock dividends are typically valued in an amount equivalent to the fair value of the shares to be received on the date of declaration. Refer to paragraph 10 of ARB 43 Chapter 7 Section B.
Please describe in detail under which model you valued the warrants and the assumptions used in your valuation. Please support how it is appropriate that the date of declaration is other than that of when a legal obligation to issue your common shares has occurred, if that is your view. Please cite the accounting literature providing a basis for your conclusion.

45. Please describe any variable terms associated with your warrants and how you determined the amount of compensation expense recorded.


46. Additionally, tell us how you determined the valuation of your compensatory contingent warrants upon the modification of the warrant terms which eliminated the contingency. In this regard it is unclear how you considered the modification to accelerate the exercise of the warrants given their contingent nature prior to the modification. Please cite the authoritative literature providing support for your conclusions.

Note 11 Commitments and Contingencies, page F1-25

47. Where appropriate please modify your disclosure to include assessments of the likelihood of loss and obligations that are consistent with the terms used in paragraph 3 of SFAS 5.

Note 12 Related Party Transactions, page F1-32

48. Please expand your disclosure to clarify the nature and relationship of the related parties. Refer to paragraph 2(a) of SFAS
57.

Note 14 Earnings Per Share, page F1-32

49. Please clarify how you considered your preferred stock in your computation of earnings per share. In this regard we note that you converted your preferred stock into common shares on October 3, 2003, although it is unclear whether a conversion feature was embedded in your preferred stock instrument.

Note16 Business Segment Information, page F1-35

50. We note your disclosure in which you identify "direct costs" associated with your operating segments. Because you identify assets by segment it is unclear whether depreciation has been allocated as a
direct cost in arriving at your segment profit or why you have not disclosed depreciation expense by segment as required by paragraph 27 of SFAS 131.

FESCO Holdings, Inc., Financial Statements

Report of Independent Auditors, page F2-1

51. We note that PricewaterhouseCoopers LLP did not designate the city or state of the office which performed the audit of FESCO
Holdings,
Inc., on their audit report. Please have your auditors revise their report to include this information. Refer to Rule 2-02 of Regulation
S-X.





PWI Financial Statements

Report of Independent Auditors, page F3-1

52. We note the audit report date referenced in KPMG`s consent letter regarding PWI`s financial statements is August 5, 2005 while the actual report date appears to be August 3, 2005. Please have your auditors revise their consent or audit report, as appropriate.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jonathan Duersh at (202) 551-3719 or Jill
Davis,
Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

							Sincerely,


							H. Roger Schwall
							Assistant Director

cc:	J. Duersh
	J. Davis
      J. Wynn
	T. Levenberg

      via facsimile
      David C. Buck
      Andrews Kurth L.L.P.
            (713) 238-7126

??

??

??

??

Mr. Kenneth V. Huseman
Basic Energy Services, Inc.
September 9, 2005
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
     MAIL STOP 7010